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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*
                            ------------------------

                              Centra Software, Inc.
________________________________________________________________________________
                               (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)

                                    15234X103
        _______________________________________________________________
                                (CUSIP Number)

                                Gregory M. Priest
                           Chairman, President and CEO
                                 SmartForce PLC
                              900 Chesapeake Drive
                             Redwood City, CA 94063
                            Telephone: (650)817-5900

                                    Copy to:

                               Steven V. Bernard
                               Steve L. Camahort
                        Wilson Sonsini Goodrich & Rosati
                               650 Page Mill Road
                              Palo Alto, CA 94304
                           Telephone: (650) 493-9300
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                                 April 2, 2002
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Rule)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(Rule)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 15234X103              SCHEDULE 13D
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      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SmartForce Public Ltd Co

      (I.R.S. Identification No. Not Applicable)
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4    OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    Republic of Ireland
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                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0- shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    -0- shares of Common Stock
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions) [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14    CO
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SmartForce expressly disclaims beneficial ownership of any of the shares of
Centra Common Stock referred to herein.

The Schedule 13D filed on January 28, 2002 (the "Schedule 13D") by SmartForce PLC relating to the shares of common stock, par value $0.001 per share (the "Centra Common Stock"), of Centra Software, Inc., a Delaware corporation ("Centra"), which were subject to voting agreements entered into by SmartForce PLC, a public limited liability company organized under the laws of the Republic of Ireland ("SmartForce") and certain stockholders of Centra ("Company Voting Agreements") is hereby amended by this Amendment No. 2 to the Schedule 13D as follows:


Item 5.       Interest in Securities of the Issuer.

         (a) - (b) On April 2, 2002, SmartForce and Centra mutually consented in writing to terminate the Agreement and Plan of Merger dated January 16, 2002 among SmartForce, Centra and Atlantic Acquisition Corp. pursuant to the terms of
Section 7.1(a) thereof. Consequently, the Company Voting Agreement dated as of January 16, 2002 between SmartForce and Centra was terminated pursuant to the terms of Section 7 thereof.

         (e) On April 2, 2002, SmartForce ceased to be the beneficial owner of five percent or more of the Centra Common Stock.

Except as amended by this Schedule 13D/A, the Schedule 13D remains in full force and is incorporated herein by reference.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2002
                                      SMARTFORCE PLC

                                      By: /s/ Gregory M. Priest
                                         ---------------------------------------
                                      Name:  Gregory M. Priest
                                      Title: Chairman, President and CEO


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